November 14, 2000

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  JobSort, Inc.
     Registration Statement on Form 10-SB
     Filed:      July 13, 1999
     File No.:   000-26691

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, JobSort, Inc., a Nevada corporation hereby applies for the withdrawal of its previously filed Registration Statement on Form 10-SB (File No. 000-26691) relating to its common stock.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."


                              Sincerely,

                              JobSort, Inc.

                              By:  /s/ Paige Gamble
                              Name:    Paige Gamble
                              Title:   President and CEO